# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Reed's, Inc., CIK 0001140215
CUSIP: 758338305
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 501 Merritt 7, Norwalk, Connecticut (CT), 06851
Date of event which requires filing of this statement: 12/31/2024
Filed by CIK 0002053961
Persons authorized to receive notices and communications: Ruba Qashu, Procopio, Cory, Hargreaves & Savitch LLP, 12544 High Bluff Drive, Suite 400, San Diego, California (CA), 92130, 9493555405

## Reporting persons
- Era Regenerative Medicine Ltd (CIK 0002053961): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 27,139,519; sole dispositive power 0; shared dispositive power 27,139,519; aggregate amount beneficially owned 27,139,519 (59.5% of the class)
  Comment: Company formed under laws of British Virgin Islands
- D&D Source of Life Holding Ltd. (CIK 0001979652): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 27,139,519; sole dispositive power 0; shared dispositive power 27,139,519; aggregate amount beneficially owned 27,139,519 (59.5% of the class)
  Comment: A company formed under the laws of the Cayman Islands

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Reed's, Inc.
Address of issuer's principal executive offices: 501 Merritt 7, Norwalk, Connecticut (CT), 06851

## Item 2. Identity and Background
Name of person filing:
Era Regenerative Medicine Ltd ("ERM")
D&D Source of Life Holding Ltd ("D&D")
Residence or business address:
ERM and Qi Meng: Unit 8, 3/F, Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town Tortola, D8, VG1110

D&D: Genesis Building, 5th Floor, Genesis Close, George Town, PO Box 446, Grand Cayman, Cayman Islands, KY1-1106.

ERM is a holding company

D&D's principal business is the production and sale of mineral water, purified water, sparkling water, beverages, and functional drink, as well as the production and sale of various fungal products, functional foods, and sugar substitute products.
Present principal occupation or employment: Qi Meng is sole director of ERM.
Criminal convictions in the last five years: Neither of the Reporting Persons nor Qi Meng has been convicted of a criminal proceeding.
Civil proceedings (securities laws) in the last five years: Neither of the Reporting Persons nor Qi Meng is subject to any such judgment, decree or final order.
Citizenship: Qi Meng is citizen of PRC

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
ERM is a holding company. On December 31, 2024, all outstanding shares of D&D were assigned to ERM, as holding company, for restructuring purposes without requirement of payment of consideration.

The aggregate purchase price of the securities of the Issuer previously acquired by D&D will be $23,361,710 (assuming exercise of warrants for an aggregate of $580,270) (previously reported on Schedule 13D): (1) D&D purchased 1,160,542 shares of common stock and warrants to purchase up to 232,108 shares of common stock in a PIPE transaction for $3 million on May 25, 2023. The warrants are exercisable for a term of three years at a per share exercise price of $2.50. During the first quarter of 2024; (2) D&D invested $3,000,000 in the Issuer's SAFE vehicles, which SAFE vehicles were slated to convert into shares of common stock in the Issuer's subsequent financing; (3)D&D also purchased 1,268,795 additional shares of common stock for $1,903,192 in the subsequent PIPE financing on September 10, 2024. D&D's SAFE automatically converted into 2,000,000 shares of common stock. The per share price was $1.50; and (4) On October 22, 2024, D&D purchased eight secured promissory notes of the Issuer from Whitebox at a total purchase price of $17,878,248. D&D exchanged these notes for 22,478,074 shares of common stock of the Issuer pursuant to an Exchange Agreement dated November 18, 2024.

## Item 4. Purpose of Transaction
Purpose of transaction:
On December 31, 2024, all outstanding shares of D&D were assigned to ERM as a holding company for restructuring purposes without requirement of payment of consideration. Qi Meng, the sole director of ERM, has voting and dispositive power over the securities of the Issuer held directly by D&D.

As previously reported on Schedule 13D, D&D acquired the Issuer's shares, and may acquire the shares issuable upon exercise of the Issuer's warrants for investment purposes, and such purchases have been, and will be, made in D&D's ordinary course of business as an investment and for expansion of business.

D&D worked with the Issuer to amend the Issuer's bylaws to give a majority stockholder the ability to call a stockholders meeting and other rights reasonable and customary for operation of a controlled company. All changes to the Issuer's bylaws were approved by the Issuer's board of directors. D&D has in the past, and the Reporting Persons may in the future, engage in discussions with the Issuer's management, board of directors, and/or other stockholders or third parties covering a broad range of subjects, including relative to performance, strategic direction, capital allocation, strategic financing opportunities or other transactions involving the Issuer, stockholder value, composition of the board of directors, and governance and/or ownership of the Issuer. Except as set forth in this Item, the Reporting Persons have no present plans or proposals which relate to or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons share voting and dispositive control of 27,139,519 shares of common stock of the Issuer; 59.5%. The calculation is based on a denominator of 45,603,355 which includes (i) 30,665,365 shares of common stock outstanding as of November 21, 2024 as disclosed in the Issuer's Definitive Information Statement on Schedule 14C filed on December 31, 2024, (2) 232,108 shares of common stock issuable upon exercise of currently exercisable warrants and (3) 14,705,882 shares of common stock issued by the Issuer in a private placement on December 30, 2024 as reported on Current Report on Form 8-K, as filed January 6, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons share voting and dispositive control of 27,139,519 shares of common stock of the Issuer; 59.5%.
Transactions in the class effected during the past sixty days:
On December 31, 2024, all outstanding shares of D&D were assigned to ERM as a holding company for restructuring purposes without requirement of payment of consideration. Qi Meng is the sole director of ERM and has voting and dispositive power over the securities of the Issuer held directly by D&D.

Except as set forth above no transactions in the Issuer's common stock were effected by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Qi Meng, the sole director of ERM has sole voting and dispositive power over the securities of the Issuer held directly by D&D. Qi Meng disclaims beneficial ownership in the securities of the Issuer except for her pecuniary interest therein as sole director of ERM. Qi Meng does not beneficially own, directly or indirectly, any other securities of the Issuer.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Form of Warrant issued to D&D on May 25, 2023 (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K as filed May 31, 2023)

Purchase and Sale Agreement by and among Whitebox Multi-Strategy Partners, LP, Whitebox Relative Value Partners, LP, Pandora Select Partners, LP and Whitebox GT Fund, LP and D&D dated September 6, 2024 (incorporated by reference to Exhibit B to Reporting Persons' Schedule 13D/A as filed October 23, 2024)

Simple Agreement for Future Equity by and between the Issuer and D&D dated February 8, 2024 (incorporated herein by reference to Exhibit 4.7 of Issuer's Form 10-K as filed April 1, 2024)

Shareholder's Agreement between the Issuer and D&D (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K as filed May 31, 2023)

Seventh Amendment to the 10% Secured Convertible Notes and 10% Secured Promissory Notes between the Issuer, D&D and Wilmington Savings Fund Society, FSB, as holder representative and collateral agent (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K, as filed November 19, 2024

Exchange Agreement by and between Reed's, Inc. and D&D Source of Life Holding Ltd. dated November 18, 2024 (incorporated by reference to Exhibit 10.8 to the Issuer's Current Report on Form 8-K, as filed November 19, 2024)

Amendment to Shareholders Agreement between the Issuer and D&D dated January 24, 2025 (Incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K as filed January 28, 2025)

Board Observer Agreement between the Issuer and D&D dated January 24, 2025 (Incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K as filed January 28, 2025)

Joint Filing Agreement dated February 25, 2025, filed herewith.

## Signatures
- Era Regenerative Medicine Ltd: /s/ Qi Meng, Qi Meng, Director (02/28/2025)
- D&D Source of Life Holding Ltd.: /s/ Qi Meng, Qi Meng, on behalf of Era Regenerative Medicine Ltd as its Director (02/28/2025)